FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAREFUSION CORP

COMMISSION FILE NO. 001-34273

The following communication was sent to employees of Becton, Dickinson and Company on November 18, 2014.

SENT ON BEHALF OF BILL KOZY

Dear Colleagues,

At our Quarterly Town Hall last week, we provided an update on our integration with CareFusion, the largest acquisition in BD’s history. For those of you who were unable to attend, below is an update on our progress.

The last few weeks have been very busy, and very productive. We formally completed Phase I of our integration planning – the “Listen and Learn” phase – in early November. During Phase I we met with more than 100 CareFusion associates, including 25 top leaders, across seven sites. We established our Integration Management Office, and working with Tom Polen and the Organizational Design Team, created a high-level, draft organizational structure for our new company. Then, we kicked off Phase II – “Jointly Plan and Countdown to Close” – by holding a joint integration meeting in San Diego with our combined BD and CareFusion Integration Team. Over the 1  1⁄2 day meeting, we created 15 focused functional integration teams who began work on what needs to happen before the close of the deal as well as what will happen in the first 100 days. These plans are a critical component of preparing for close; without careful and thoughtful preparation, we risk losing speed, focus and the ability to fully realize the benefits of the acquisition, including our synergy goals.

You may hear me or other leaders talk about “NewCo.” Our acquisition of CareFusion is complex and transformational. This is not a traditional “tuck in” transaction. Simply put, our goal is to take the best strengths, capabilities and leadership talent from both BD and CareFusion to create our new company, and to do so in a way that transforms BD for the future. We intend to take advantage of this opportunity to create a higher growth, more relevant company to health care systems around the world. This is why we must approach our integration on an enterprise-wide level and look closely at our organizational design and our respective cultures. To that end, we are launching a targeted Organizational Health Index (OHI) survey this week. OHI is a confidential, proprietary survey tool that measures a number of key “health” dimensions including leadership, values and management practices. CareFusion conducted its OHI earlier this year. Once we have our BD results, we’ll be able to compare them to CareFusion’s results to truly understand our cultural strengths and capabilities as well as help us determine what kind of culture we want to foster for NewCo.

Finally, to keep BD associates fully informed, we have created a new integration site on BDOne called BD CareFusion Integration. On the site, you’ll be able to access integration news, resources and FAQs. We have also launched a new integration mailbox, BD_CareFusion_Integration@bd.com, where you can submit your integration questions directly to us. We’ll post answers to the most commonly asked questions on the new integration website, and we’ll do so on a regular basis.

Vince Forlenza, Tom Polen and I remain excited and enthusiastic about NewCo and our future. I’ve met many talented people at CareFusion. While they are both excited and anxious, which is only natural, we all share a strong belief that our combined company will let us accelerate growth and meet the needs of more patients globally than ever before. I look forward to all that we will achieve together.

Sincerely,

William A. Kozy

Executive VP & Chief Operating Officer

* * *

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission (SEC). BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, on November 4, 2014, BD filed with the SEC a registration statement on Form S-4 that constitutes a preliminary prospectus of BD and includes a preliminary proxy statement of CareFusion. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement and the definitive proxy statement/prospectus (when available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.